May 31, 2006

VIA FEDEX
Howard Efron
Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mail Stop 4561
                  ENCOMPASS HOLDINGS, INC. FKA, NOVA COMMUNICATIONS LTD. FORM 10-KSB FOR YEAR ENDED DECEMBER 31, 2004
                  FORMS 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
                  FILE NO. 333-82608
Dear Mr. Efron

         On behalf of the referenced registrant, we are responding to your comment letter of March 8, 2006. The registrant responds to your comments in the order in which they appeared in your letter. Enclosed with this letter are the following:

         o Form 10-KSB for the year ended December 31, 2003; December 31, 2004 and June 30, 2005, as amended;

         o        Form 10-QSB for quarters ended March 31, 2004;  June 30, 2004;
                  September 30, 2004; March 31, 2005; September 30, 2005; and December 31, 2005;

         AMENDMENT NO. 1 FOR FORM 10-KSB FOR THE FISCAL YEAR ENDED  DECEMBER 31,
         -----------------------------------------------------------------------
         2004
         ----

         CONTROLS AND PROCEDURES, PAGE 9.
         --------------------------------

         1. We have been advised by management of the registrant that it believes that its disclosure controls and procedures were and are effective. At the time of the preparation of the relevant financial statements, the registrant's auditor did not disagree with management's reporting and presentation of the convertible notes payable and their respective convertibility provisions. This should not reflect adversely on the effectiveness of the disclosure controls and procedures.

Howard Efron
May 31, 2006
Page 2


         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
         -------------------------------------------------------

         2. The registrant's independent auditors have provided the registrant with signed audit opinions for each of the audit reports involved. Such amended signed audit reports are included in the reports on Forms 10-KSB enclosed.

         CONVERTIBLE NOTES PAYABLE, PAGES F-14 TO F-15
         ---------------------------------------------

         3. The enclosed amended reports each contain restated financial statements which now account for certain convertible notes payable in compliance with Financial Accounting Standards Board Emerging Issues Task Force Issue No.00-19 and the Statement of Accounting Standard No. 133.

         4. The enclosed restated financial statements each contain expanded disclosures of the conversion features of the registrant's convertible notes payable as reflected in Note 4 to the December 31, 2003 consolidated financial statements and
                  Note 5 to the consolidated financial statements for the fiscal year ended December 31, 2004.

         EXHIBIT 31.2
         ------------

         5. Mr. Robins, as Chief Executive Officer, has signed all the required certifications for each of the enclosed amended reports.

         We trust the registrant has been fully response to your comments. Should you have any further questions or comments, please advise.


                                Very truly yours,

                                /s/ ROBERT C. LASKOWSKI

                                Robert C. Laskowski

/rcl
enclosures